# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: T1 Energy Inc., CIK 0001992243
CUSIP: 35834F104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1211 E 4th St., Austin, Texas (TX), 78702
Date of event which requires filing of this statement: 12/10/2025
Filed by CIK 0001781385
Persons authorized to receive notices and communications: W. Richard Anderson, 251 Little Falls Drive, Wilmington, Delaware (DE), 19808, 1 (302) 421-6100; Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 22 Bishopsgate, London, United Kingdom (X0), EC2N 4BQ, 44 20 7519 7000

## Reporting persons
- Alussa Energy Sponsor LLC (CIK 0001781385): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,151,357; shared voting power 0; sole dispositive power 11,151,357; shared dispositive power 0; aggregate amount beneficially owned 11,151,357 (4% of the class)
  Comment: Row (13): Based on 277,537,318 shares of Common Stock (the "Common Stock") of T1 Energy Inc. (the "Issuer"), consisting of (i) 270,572,801 shares of Common Stock outstanding as of January 22, 2026, and (ii) 6,964,517 shares of Common Stock issuable upon the exercise of the warrants (the "Warrants") beneficially owned by Alussa Energy Sponsor LLC (the "Sponsor").
  
  Rows (7), (9) and (11): The aggregate number of shares of Common Stock of the Issuer, that may be deemed beneficially owned by the Sponsor, is comprised of the following: (i) 4,186,840 shares of Common Stock, and (ii) 6,964,517 shares of Common Stock issuable upon the exercise of Warrants.
- William Richard Anderson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 11,718,357; shared voting power 0; sole dispositive power 11,718,357; shared dispositive power 0; aggregate amount beneficially owned 11,718,357 (4.2% of the class)
  Comment: Row (13): Based on 278,104,318 shares of Common Stock of the Issuer consisting of (i) 270,572,801 shares of Common Stock outstanding as of January 22, 2026, (ii) 6,964,517 shares of Common Stock issuable upon the exercise of the Warrants that Mr. Anderson may be deemed to beneficially own by virtue of being the managing member of the Sponsor, (iii) 50,000 shares of Common Stock underlying restricted stock units that vested immediately upon grant directly held by Mr. Anderson and (iv) 517,000 shares of Common Stock issuable upon the exercise of the Warrants directly held by Mr. Anderson.
  
  Rows (7), (9) and (11): The aggregate number of shares of Common Stock of the Issuer, that may be deemed beneficially owned by William Richard Anderson is comprised of the following: (i) 4,186,840 shares of Common Stock held by the Sponsor, (ii) 6,964,517 shares of Common Stock issuable upon the exercise of Warrants held by the Sponsor, (iii) 50,000 shares of Common Stock underlying restricted stock units that vested immediately upon grant directly held by Mr. Anderson and (iv) 517,000 shares of Common Stock issuable upon the exercise of Warrants directly held by Mr. Anderson.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: T1 Energy Inc.
Address of issuer's principal executive offices: 1211 E 4th St., Austin, Texas (TX), 78702
Comment: This Amendment No. 2 (this "Amendment No. 2") supplements and amends the Schedule 13D filed on July 19, 2021 (collectively, the "Schedule 13D"), by certain of the Reporting Persons (as defined below), relating to the shares of Common Stock (the "Shares") of T1 Energy Inc., a Delaware corporation (f/k/a FREYR Battery, a corporation in the form of a public limited liability company (societe anonyme) incorporated under the laws of Luxembourg), with registered office at 1211 E 4th St., Austin, Texas 78702 (the "Issuer"). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated in its entirety with the following:

This Schedule 13D is being filed jointly by the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

(i) Alussa Energy Sponsor LLC, a Delaware limited liability company (the "Sponsor"); and

(ii) William Richard Anderson, a citizen of the United States of America.
Residence or business address:
The Sponsor has its registered office at 251 Little Falls Drive, Wilmington, Delaware 19808.

William Richard Anderson's business address is P.O. Box 2779, Trinity, Texas 75862.
Present principal occupation or employment:
The principal business of the Sponsor is to function as the sponsor of Alussa Energy Acquisition Corp., a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses ("Alussa"). Current information concerning the identity and background of the directors and officers of the Sponsor is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Mr. Anderson was approved as the successor managing member of the Sponsor effective as of July 27, 2022. Additional information about Mr. Anderson is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The Sponsor is a Delaware limited liability company. William Richard Anderson is a citizen of the United States of America.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the following:

On September 5, 2025, as part of the partial conversion of its $80.0 million seven percent (7%) unsecured convertible note due in five (5) years (the "Convertible Note Instrument"), the Company issued 12,521,653 Shares underlying the Convertible Note Instrument to Trina Solar (Schweiz) AG, an entity organized under the laws of Switzerland ("Trina"). Following the approval of the Company's stockholders on December 3, 2025, the remaining balance of the Convertible Note Instrument converted into 17,918,460 Shares (the "Second Conversion Shares") and such shares were issued to Trina on December 10, 2025.

After giving effect to the issuance of the Second Conversion Shares described herein, as of December 10, 2025, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference.

Beneficial ownership of the Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Transaction Agreements described in this Schedule 13D.

The Reporting Persons disclaim beneficial ownership of the securities reported herein, and neither the filing of this Schedule 13D nor any of its content shall be construed as an admission of such beneficial ownership. Membership in any group is also hereby expressly disclaimed.

As of the date hereof, the Sponsor may be deemed to be the beneficial owner of 11,151,357 Shares of the Issuer, representing approximately 4.0% of the issued and outstanding Shares of the Issuer.

As of the date hereof, Mr. Anderson may be deemed to be the beneficial owner of 11,718,357 Shares of the Issuer (including the 11,151,357 Shares held by the Sponsor), representing approximately 4.2% of the issued and outstanding Shares of the Issuer. Mr. Anderson disclaims beneficial ownership of the Shares held by the Sponsor, except to the extent of his pecuniary interest therein.

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Annex A beneficially owns any shares in the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference.

As of the date hereof, the Sponsor may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 11,151,357 Shares of the Issuer, representing approximately 4.0% of the issued and outstanding Shares of the Issuer.

As of the date hereof, Mr. Anderson may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 11,718,357 Shares of the Issuer (including the 11,151,357 Shares held by the Sponsor), representing approximately 4.2% of the issued and outstanding Shares of the Issuer.
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated in its entirety as follows: Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by the Reporting Persons or any person named in Annex A.
Other persons with the right to receive dividends or sale proceeds: Item 5(d) is hereby amended and restated in its entirety as follows: Neither the Reporting Persons and, to the best knowledge of the Reporting Persons, no person other than the applicable investors of the Issuer described in this Schedule 13D, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Item 5(e) is hereby amended and restated in its entirety as follows: After giving effect to the issuance of the Second Conversion Shares described herein, as of December 10, 2025, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. This Amendment represents a final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

Exhibit 99.8 Transaction Agreement by and among FREYR Battery, Inc. and Trina Solar (Schweiz) AG, dated as of November 6, 2024 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by T1 Energy Inc. (f/k/a FREYR Battery, Inc.) with the U.S. Securities and Exchange Commission on November 6, 2024)

Exhibit 99.9 Form of Convertible Note Instrument (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by T1 Energy Inc. (f/k/a FREYR Battery, Inc.) with the U.S. Securities and Exchange Commission on November 6, 2024)

Exhibit 99.10 Joint Filing Agreement, dated February 26, 2026, by and between the Reporting Persons

## Signatures
- Alussa Energy Sponsor LLC: /s/ William Richard Anderson, William Richard Anderson/Managing Member (02/26/2026)
- William Richard Anderson: /s/ William Richard Anderson, William Richard Anderson (02/26/2026)